

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 16, 2015

Timothy J. Gallagher
Chief Financial Officer
Genesee & Wyoming Inc.
20 West Avenue
Darien, Connecticut 06820

> **Re: Genesee & Wyoming Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **File No. 001-31456**

Dear Mr. Gallagher:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Note 18. Segment and Geographic Area Information, page F-45

1.   We note that the reportable segments identified in Note 18 are based on geographic areas. We also note from your disclosure on page 8 that your operations consist of freight haulage by rail as well as non-freight activities such as railcar switching, car hire and rental income, demurrage and storage, car repair services, and railroad construction. In this regard, please revise to disclose revenues from external customers for each product and service or each group of similar products and services. See guidance in ASC 280-10-50-40.

Form 10-Q for the Quarter Ended September 30, 2015

Note 2. Changes In Operation, page 8

2.   We note from your disclosure in Note 2 that in connection with the Freightliner acquisition, you assigned £360.1 million (or $536.4 million at the exchange rate on March 25, 2015) to amortizable intangible assets with a weighted average amortization period of approximately 85 years. Please tell us, and revise to disclose, the nature and amount of each major class of intangible asset, including the weighted-average amortization period by intangible asset class. See guidance in ASC 350-30-50-1.

3.   Please revise the notes to the financial statements to include the amount of earnings related to the acquired Freightliner business since the acquisition date included in the consolidated income statement for the reporting period. See ASC 805-10-50-2(h).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure